Won at auction! ‘Rare’ painting from Christie’s Paris

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Anthony DeSimone, Masterworks <adesimone@masterworks.com>
to me

Hello Sam,

Hope your week’s off to a good start—glad to see that equities are bouncing back a bit after yesterday’s scare. It was a good reminder to keep a diversified portfolio.

I’m sure you know, but fine art is historically uncorrelated to equities. As a Masterworks investor, that’s one piece of your portfolio you don’t have to worry about today or in the future.

With that said, we wanted to make sure you saw our new Joan Mitchell offering. Our team was ecstatic when we won this piece at a Christie’s Paris auction in June, since it was our first Mitchell painting in more than a year, and our first ever for less than $1 million!

It’s become rarer to get a Mitchell painting for less than $1M at auction (only 3/9 this year) as she’s become one of the top-selling artists worldwide by total turnover.

Getting one at this price point is great, since sub-$1M paintings may exhibit quicker growth potential due to the nature of their lower initial price. Since Mitchell's paintings continue to fetch higher and higher price points, ($29.2M new record in ‘23), we have long-term confidence in her painting's appreciation potential.


Won at auction!
Joan Mitchell
18 × 15 in
OFFERING SIZE:
$894,000

Check out this prime example of Mitchell’s style that we won at auction. View offering circular below.

Thanks,

Anthony DeSimone

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Investor Relations
MASTERWORKS

www.masterworks.com
225 Liberty St. 29th Floor, New York, NY 10281